Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statements 333-121940, 333-102765, 333-102764, and 333-85194 on Forms S-8 of our report on the consolidated financial statements dated March 16, 2007 (which report contains an unqualified opinion and includes an explanatory paragraph relating to the adoption of SEC Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements in Current Year Financial Statements) and of our report on internal control over financial reporting dated March 16, 2007 (which report expresses an adverse opinion on the effectiveness of the Company’s internal control over financial reporting because of a material weakness) appearing in the Annual Report on Form 10-K of Carmike Cinemas, Inc. for the year ended December 31, 2006.

DELOITTE & TOUCHE LLP

Atlanta, Georgia

March 16, 2007